Mail Stop 3561

May 11, 2010

John O. Stewart
Executive Vice President and Chief Financial Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

      Re: Dr Pepper Snapple Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2010
            File No. 001-33829

Dear Mr. Stewart:

      We have completed our review of your filing and have no further comments at this time, but we may have comments on the definitive proxy statement filed March 30, 2010.

              Sincerely,

              John Reynolds
              Assistant Director